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July 20, 1999



Benz Energy Inc.
1000 Louisiana
Houston, TX  77002

We have reviewed, in accordance with standards established by the American Institute of Certified Public Accountants, the unaudited consolidated interim financial information of Benz Energy Inc. for the periods ended March 31, 1999 and 1998, as indicated in our report dated June 4, 1999 (except for Notes 8, 17, and 21, as to which the date is July 20, 1999); because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.



MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants